UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 6)*


                               Movado Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   624580 10 6
     -----------------------------------------------------------------------
                                 (CUSIP Number)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 624580 10 6                  13G                     Page 2 of 8 Pages
          -----------

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1        Name of Reporting Person             Gedalio Grinberg
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
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2        Check the Appropriate Box            (a) [ ]
         if a Member of a Group               (b) [ ]
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3        S.E.C. Use Only

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4        Citizenship or Place of Organization     United States

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Number of Shares           (5)   Sole Voting Power                  493,877
Beneficially               (6)   Shared Voting Power                1,606,030
Owned by Each              (7)   Sole Dispositive Power             493,877
Reporting Person           (8)   Shared Dispositive Power           1,606,030

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,099,907

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        __X__

         188,500 shares held by Gedalio Grinberg's wife as to which shares he disclaims beneficial ownership
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11.      Percent of Class Represented by Amount in Row 9      18.4%

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12.      Type of Reporting Person                             IN

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                                Page 2 of 8 Pages

CUSIP NO. 624580 10 6                  13G                     Page 3 of 8 Pages
          -----------

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1        Name of Reporting Person             Efraim Grinberg
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
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2        Check the Appropriate Box            (a) [ ]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

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4        Citizenship or Place of Organization     United States

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Number of Shares           (5)   Sole Voting Power                  582,901
Beneficially               (6)   Shared Voting Power                487,220
Owned by Each              (7)   Sole Dispositive Power             582,901
Reporting Person           (8)   Shared Dispositive Power           487,220

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,070,121

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ____

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      10.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             IN

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                                Page 3 of 8 Pages

ITEM 1

         (A)      NAME OF ISSUER

                           Movado Group, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           125 Chubb Avenue
                           Lyndhurst, New Jersey 07071

ITEM 2

         (A)      NAME OF PERSONS FILING

                           Gedalio Grinberg
                           Efraim Grinberg

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           125 Chubb Avenue
                           Lyndhurst, New Jersey 07071

         (C)      CITIZENSHIP

                           United States Citizens

         (D)      TITLE OF CLASS OF SECURITIES

                           Common Stock, $.01 par value

         (E)      CUSIP NUMBER

                           624580 10 6


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b)

ITEM 4            OWNERSHIP

                  (a)      Amount Beneficially Owned:

                           Gedalio Grinberg:         2,099,907 shares
                           Efraim Grinberg:          1,070,121 shares

                  (b)      Percent of Class:

                           Gedalio Grinberg:         18.4%
                           Efraim Grinberg:          10.3%

                                Page 4 of 8 Pages

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:

                                 Gedalio Grinberg:               493,877
                                 Efraim Grinberg:                582,901

                           (ii)  Shared power to vote or to direct the vote:

                                 Gedalio Grinberg:             1,606,030
                                 Efraim Grinberg:                487,220

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                 Gedalio Grinberg:               493,877
                                 Efraim Grinberg:                582,901

                           (iv) Shared power to dispose or to direct the disposition of:

                                 Gedalio Grinberg:             1,606,030
                                 Efraim Grinberg:                487,220

                  (1) Mr. G. Grinberg beneficially owns 2,099,907 shares of which 5,625 are shares of Common Stock, par value $.01 per share ("Movado Common Stock") owned by Mr.
                           G. Grinberg individually and 55,752 are shares of Movado Common Stock held under Movado Group, Inc.'s ("Movado") 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, par value $.01 per share ("Movado Class A Common Stock"), convertible on a one-for-one basis into shares of Movado Common Stock. Included in total number of shares of Class A Common Stock are 4,778 owned by The Grinberg Family Foundation, a not-for-profit corporation of which Mr.
                           G. Grinberg, his wife and Mr. Leonard L. Silverstein are the directors and as to which shares these three individuals have shared investment and voting power. Also included are 1,545,500 shares of Movado Class A Common Stock owned by Grinberg Partners L.P. of which Grinberg Group Partners is the general partner. Mr.
                           G. Grinberg, being the managing partner of Grinberg Group Partners, has shared power to direct the voting and disposition of the shares owned by Grinberg Partners L.P. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by The Grinberg Family Foundation and as to the shares held under Movado's 401(k) Plan, except to the extent of his pecuniary interest therein.

                  (2) Mr. E. Grinberg beneficially owns 1,070,121 shares of which 1,875 are shares of Movado Common Stock, 180,000 are shares of Movado Common Stock which Mr.
                           E. Grinberg has the right to acquire by the exercise of options under the issuer's Stock Incentive Plan, and 55,752 are shares of Movado Common Stock held under Movado's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares. The balance of Mr. E. Grinberg's shares are shares of Movado Class A Common Stock, convertible on a one-for-one basis into shares of Movado Common Stock. Included in Mr. E. Grinberg's total number of shares of Movado Class A Common Stock are: an aggregate of 281,653 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes

                                Page 5 of 8 Pages
                           an aggregate of 431,468 shares of Movado Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Leonard
                           L. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Leonard
                           L. Silverstein with respect to the shares held by such trusts. Mr. E. Grinberg disclaims beneficial ownership as to the 477,107 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the 55,752 shares held under Movado's 401(k) Plan except to the extent of his pecuniary interest therein.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  See Item 4.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10           CERTIFICATION

                  Not applicable.

                                Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 1999
                                    -----------------
                                          Date


                                    /s/ Gedalio Grinberg
                                    --------------------
                                    Gedalio Grinberg


                                    /s/ Efraim Grinberg
                                    -------------------
                                    Efraim Grinberg

Exhibits
--------

         Exhibit 1      Joint Filing Agreement

                                Page 7 of 8 Pages